

June 23, 2009

Mr. William C. Morro, CEO
InterAmerican Acquisition Group Inc.
2918 Fifth Avenue South, Suite 209
San Diego, California 92103

**Re: InterAmerican Acquisition Group Inc.**
    **File No. 333-152977**

Dear Mr. Morro:

   We have reviewed your June 9, 2009 letter and have the following comments.

FIN 46R

1.  Given that the SNC acquisition was not consummated until December 2008, please include 9/30/08 SNC financial statements in the amended S-4. See Article 8-04 of Regulation S-X.

2.  Please include SFAS 141 paragraph 51-55 disclosures for the 12/8/08 SNC acquisition in the Sing Kung financial statements. Disclose also the business purpose of the acquisition so that readers can understand why Sing Kung acquired a non-operating entity. If Sing Kung was obligated to consummate the purchase in exchange for the contract rights acquired 12/27/07, then that fact should be clearly stated.

EITF 99-19

3.  We understand that the 3/5/07 contract was operative for the Jiaohe project work performed between 1/1/08 and 4/22/08. As explained in our prior letter, we agree that revenue should be recognized on a net basis for the services provided by Sing Kung during this period. However, it would not be appropriate to use the 4/23/08 contract as a basis for retroactively changing your method of recognizing these same revenues from the net basis to the gross basis (page 18 of your letter). We understand that the 4/23/08 contract assigned Sing Kung the function of receiving all of the sales proceeds to be collected after project completion and also obligated Sing Kung with the corresponding obligation to pay the other consortium members and contractors for their work performed on the contract. An asset and equivalent liability should have been booked by Sing Kung on that date to recognize these acquired legal rights and obligations. However, there is no basis to adjust the historical revenue amounts which were properly recognized on a net basis consistent with the operative contractual provisions in place when the services were performed. Based on the data on page FII-

4 of the initial S-4, it appears that Sing Kung's 2008 revenue is impacted by $16.6 million. Please revise as previously requested.

4.   Please clarify for us how the Renewal Project language in Article 8.1 of the 7/23/08 contract supports your use of gross revenue recognition. It appears that the buyer is responsible for construction oversight, quality and warranty matters whereas the seller is merely providing the financing.

5.   Please clarify for us how the "joint liability" language in Chapters 3 and 4(1) of the 7/20/08 Jiaohe bidding document is consistent with your use of gross revenue recognition. We note that Chapter 4(2) separately addresses the bidder qualification issue cited in your response.

6.   Please tell us whether the customer has any direct legal recourse (performance, warranty or financial) against subcontractors and/or other consortium members under any circumstance, including a dissolution of Sing Kung/CCI prior to contract completion.

Revenue Recognition

7.   It remains unclear whether the percentage-of-completion (POC) method is appropriate in regards to your Changchun and Jiaohe contracts. Paragraph 22 of SOP 81-1 states that the POC method is intended to reflect the economic substance of the transactions described therein. The SOP states that the concept supporting POC accounting is that "in an economic sense performance is, in effect, a continuous sale (transfer of ownership rights) that occurs as the work progresses". This transfer of ownership rights entails a substantive transfer of the risk of loss between the seller and the buyer as the construction is being performed. We understand that the buyer does not make any progress payments under your contracts and that the contracts do not legally obligate the buyer to pay for any damage to the property that occurs during the construction phase. We understand that the seller assumes full operating and financial responsibility for the completion of the project. Accordingly, it does not appear that the buyer assumes any substantive risk of loss on the project until construction is completed and they have formally agreed to accept the project and their corresponding payment obligation. It appears that the only circumstance in which the seller is legally entitled to any payment prior to completion is if both parties agree to early terminate the contract. So, if the seller was unable to complete the project due to business or financial reasons, it does not appear that the buyer would be obligated to make any payment for the work performed. Further, Article 11 of the 7/23/08 contract does not appear to grant the seller any security interest or lien rights until after project completion and acceptance. Also, given that Chinese law restricts real property ownership solely to the government, the seller has no ability to foreclose on the property. As observed in comment 8 of our 2/10/09 letter, it appears that these arrangements are substantively equivalent to a sales-type lease as described in paragraph 6.b.i of SFAS 13. In this regard we note that a profit is recognized on the

transaction, and that the buyer obtains ownership of the constructed assets, and that the present value of the buyer's 8 year interest-bearing payment obligation presumably exceeds 90% of the project's fair value. Under this accounting model, no revenue or project expense (except probable contract losses) would be recognized until completion and acceptance. It is not clear whether there would be any unearned income (as defined) on these arrangements since the buyer's payment obligations are interest-bearing. Consequently, it appears that this issue would not materially impact your 2006 financial statement presentation of the Changchun contract since the contract was initiated and accepted in 2006. Similarly, we understand that both initiation and acceptance of the Jiaohe Renewal Project occurred in 2008 so it appears that this issue would not materially impact your 2008 financial statement presentation of this contract. However, revenue and contract expense (except for probable contract losses) on the Jiaohe New District project, and any other similar ongoing projects, should not be recognized until completion and acceptance. We understand that acceptance of the New District Project is expected in June 2009.

MD&A

8.   The response to comment 1 from our 1/7/09 letter characterizes Sing Kung's ability to control Changchun property access as "difficult or impractical" This appears consistent with Chinese law stipulating that only the government can own real property. Our understanding is that in event of default, Sing Kung could not realistically foreclose on real property, with or without a perfected security interest. We also understand that Sing Kung may have a right to collect land use right fees from the constructed properties or on unrelated properties. Please revise the Jiaohe and Zhengding disclosures to fully address these issues.

Re-stated SNC Financial Statements

9.   Please note that the opinion date on the audit report should be updated in light of the re-statement and updated footnote disclosures.

10. Please explain how SNC generated $782,267 of securities trading profits in 2007 given that they generated no revenue during the period and started the year with only $62,286 of cash.

11. The tabular data in footnote 2 is presented in RMB whereas the financial statements are presented in USD. Please revise.

12. The disclosure in footnote 2 states that the $7,368,028 BT project receivable is comprised of the amount due for project advances made in 2005, and the revenue earned in 2006. However, the Statement of Cash Flows reports only $299,113 of advances in 2005 and the Statement of Operations reports $1,880,571 of revenue earned in 2006. Please provide clarifying disclosure that reconciles these amounts and explains why SNC has recorded receivables for amounts that the customer

(Changchun) owes to the other consortium members. In this regard, we note that Changchun made significant contract payments directly to the consortium members so it is unclear how SNC has a legal right to collect payments on their behalf.

Prior Comments

13. Note that comments 9, 10 and 11 from our 1/7/09 letter remain outstanding.

14. Note the financial statement updating requirements in Article 8-08 of Regulation S-X.

     If you have any questions, please call Al Pavot, Staff Accountant, at (202) 551-3738 or the undersigned at (202) 551-3355.

          Sincerely,


          Terence O'Brien
          Accounting Branch Chief